REDSTONE LITERARY AGENTS INC.
                           1842 East Campo Bello Drive
                                Phoenix, AZ 85022
                 Telephone (602)867-0160 Facsimile (602)865-7313
--------------------------------------------------------------------------------

                                                                October 11, 2011

Ms. Mara L. Ransom
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Redstone Literary Agents Inc.
    Amendment No. 3 to Registration Statement on Form S-1
    Filed September 19, 2011
    File No. 333-173164

Dear Ms. Ransom,

Thank you for reviewing our registration statement. In response to your comment letter, dated September 29, 2011, we have amended the Registration Statement on Form S-1 and provide the following information so that you may better understand our disclosure.

General Information About our Company, page 3

     1. We have revised to disclose that cash in the bank also consists of cash generated through related party loans.

Dilution, page 8

     2. We have revised to reflect the correct net tangible book value and book value per share at June 30, 2011. We have disclosed the amount of unpaid offering expenses considered in the computation of net tangible book value and book value per share after giving effect to the offering. The offering expenses incurred and paid as of June 30, 2011 are included in the Professional Fees and Office Expenses line items.

     3. We have disclosed that the investment by the existing stockholder includes a subscription receivable of $5,000, both here and in the Liquidity and Capital Resources section on page 22.

Description of our Business, page 11

     4. We have augmented our disclosure to discuss how many authors we will need to be profitable and the number of authors we expect to contract with on an 18-month basis (the general contract period - 6 months to write the book and a 12-month promotional period).

Current Market Trends, page 19

     5. We have provided you with copies of the reports, they are being sent via U.S. Mail.

Certain Relationships and Related Party Transactions, page 27

     6.   We have included a discussion of the related party loan of $2,500.

Audited Financial Statements

Statements of Income, page F-10

     7. We have relabled as "Statements of Operations" and also revised the title of the statements of income on page F-10.

Sincerely,


/s/ Mary S. Wolf
---------------------------
Mary S. Wolf
CEO & Director